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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

March 2, 2011

Via Edgar Submission and Courier

Ms. Brittany Ebbertt
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Banco Santander Chile
Form 20-F for the Fiscal Year Ended December 31, 2009
File No. 001-14554

Dear Ms. Ebbertt:

Banco Santander Chile (the “Company”) has received the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated February 15, 2011 (the “Comment Letter”) regarding the above filing.

The Company believes that it will require additional time to consider and respond fully to the Staff’s comments.

Accordingly, on behalf of the Company and as discussed with you via telephone today we respectfully request an extension of the time to respond to the Comment Letter until March 15, 2010.

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to call me at (212) 450-4950 or Andreea Stan at (212) 450-4864 with any questions you may have regarding the Company’s proposed timetable for responding to the Comment Letter.

Very truly yours,

/s/ Nicholas A. Kronfeld
Nicholas A. Kronfeld

cc:	Gabriel Montoya
Robert Moreno Heimlich
Banco Santander Chile